================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. _)*


                         NORTHERN DYNASTY MINERALS, LTD.
                                (Name of Issuer)


                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)


                                    66510M204
                                 (CUSIP Number)

                                NOVEMBER 28, 2007
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [_]       Rule 13d-1(b)
        [X]       Rule 13d-1(c)
        [_]       Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the reminder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

===============================================================================

CUSIP NO. 66510M204                 Schedule 13G                    Page 2 of 5


-------------------------------------------------------------------------------
1.       Name of Reporting Person       Mitsubishi Corporation

-------------------------------------------------------------------------------
2.       Check the Appropriate Box                                (a) [_]
         if a Member of a Group                                   (b) [x]

-------------------------------------------------------------------------------
3.       S.E.C. Use Only

-------------------------------------------------------------------------------
4.       Citizenship or Place of Organization     Japan

-------------------------------------------------------------------------------

Number of Shares       (5)   Sole Voting Power          5,588,700 Shares
                                                        -----------------------
Beneficially           (6)   Shared Voting Power        0
                                                        -----------------------
Owned by Each          (7)   Sole Dispositive Power     5,588,700 Shares
                                                        -----------------------
Reporting Person       (8)   Shared Dispositive Power   0
                                                        -----------------------

-------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

            5,588,700 Shares

-------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares                                                       [_]

-------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9           6.1%

-------------------------------------------------------------------------------
12. Type of Reporting Person                                       CO

-------------------------------------------------------------------------------

CUSIP NO. 66510M204                 Schedule 13G                    Page 3 of 5


Item 1.    (a)    NAME OF ISSUER

                  Northern Dynasty Minerals, Ltd. (the "Issuer").

           (b)    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

                  Suite 1020-800 West Pender Street
                  Vancouver, British Columbia V6C2V6, Canada

Item 2.    (a)    NAMES OF PERSONS FILING

                  This Statement is being filed on behalf of Mitsubishi Corporation (the "Reporting Person")

           (b)    ADDRESS OF PRINCIPAL BUSINESS OFFICE

                  The address of the principal business office of the Reporting
                  Person  is  3-1,   Marunouchi  2-Chome,   Chiyoda-Ku,   Tokyo
                  100-8086, Japan.

           (c)    CITIZENSHIP

                  The Reporting Person is a corporation organized under the laws of Japan.

           (d)    TITLE OF CLASS OF SECURITIES

                  Common Stock, no par value (the "Common Stock")

           (e)    CUSIP NUMBER

                  66510M204

Item 3. This statement is not being filed pursuant to either Rule 13d-1(b) or 13d-2(b) or (c).

Item 4.    OWNERSHIP.

           (a)    AMOUNT BENEFICIALLY OWNED:

                  The Reporting Person may be deemed to beneficially own an aggregate of 5,588,700 shares of Common Stock.

           (b)    PERCENTAGE OWNED:

                  Based on calculations made in accordance with Rule 13d-3(d), and there being 92,025,953 shares of Common Stock outstanding (as reported in the Issuer's report on Form 6-K filed on November 21, 2007), the Reporting Person may be deemed to

CUSIP NO. 66510M204                 Schedule 13G                    Page 4 of 5


                  beneficially own approximately 6.1% of the outstanding Common Stock as of December 5, 2007.

           (c)    NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                  (i) The Reporting Person has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of, all such shares of Common Stock.

Item 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

           Not applicable.

Item 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

           No person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by the Reporting Person.

Item 7. IDENTIFICATION AND CLASSIFICATION OF SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

           Not applicable.

Item 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

           Not applicable.

Item 8.    NOTICE OF DISSOLUTION OF GROUP

           Not applicable.

Item 10.   CERTIFICATION

           (b) The following certification shall be included if the statement is filed pursuant to Section 240.13d-1(c):


           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

CUSIP NO. 66510M204                 Schedule 13G                    Page 5 of 5


                                   SIGNATURES

          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 7, 2007

                                MITSUBISHI CORPORATION


                                By: /s/ Mutsumi Kotsuka
                                    -------------------------------------------
                                    Name:   Mutsumi Kotsuka
                                    Title:  Member of the Board, Executive Vice
                                            President Group CEO, Metals Group